AT&T Inc. (T)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

AT&T shareholder since 2016

Please vote for an AT&T Independent Board Chairman, Proposal 5

And consider voting against Mr. Glenn Hutchins, Chair of AT&T Governance Committee

A vote against Mr. Glenn Hutchins is recommended because he is ultimately responsible for AT&T refusing to enable a live telephone presentation of Proposal 5 that is before the May 18, 2023 AT&T online annual meeting.

This raises the question of whether the AT&T online annual meeting can actually qualify as a meeting when shareholder proponents with an item to be voted on are excluded from a live telephone presentation. AT&T is free to give a live rebuttal in regard to the shareholder proposal that is denied a live presentation.

AT&T has multiple opportunities for live voices at the online annual meeting. These people can have the opportunity to speak live at the AT&T online annual meeting:

Chairman of the Board

Executives

Employees

Public Accountants

Inspector of Elections

But there is no opportunity for a shareholder to speak live by telephone who has a proposal to be voted at the annual meeting.

This is all the worse because AT&T claims it excels in Shareholder Engagement with a 233-word blurb in the annual meeting proxy and AT&T has  a stock price of less than half of what it was more then 20-years ago.

Mr. Glenn Hutchins, Chair of AT&T Governance Committee is ultimately responsible for thus silencing shareholders.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.